EXHIBIT 12.1

WESTMORELAND COAL COMPANY AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2011	2012
	(Dollars in thousands)
Earnings:
Loss from continuing operations before income taxes	$(22,125)	$(47,648)	$(46,298)	$(3,311)	$(37,301)	$(19,192)	$(1,563)
Fixed Charges	25,054	31,668	24,269	23,475	30,382	7,147	10,062

Total	$2,929	$(15,980)	$(22,029)	$20,164	$(6,919)	$(12,045)	$8,499

	Year Ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2011	2012
	(Dollars in thousands)
Fixed Charges:
Interest expensed (includes amortization of premiums, discounts and deferred financing costs)	$24,638	$31,276	$23,733	$22,992	$29,769	$6,967	$9,883
Interest within rental expense	416	392	536	483	613	180	179

Total	$25,054	$31,668	$24,269	$23,475	$30,382	$7,147	$10,062

Deficiency of earnings to fixed charges	$22,125	$47,648	$46,298	$3,311	$37,301	$19,192	$1,563